Afya Limited Announces First-Quarter 2026 Financial Results

Solid Start to 2026 with Disciplined Execution

Shareholder Value Creation

Belo Horizonte, Brazil, May 7, 2026 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, reported today its financial and operating results for the first quarter and three-month period ended March 31, 2026. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

First Quarter 2026 Highlights

▪	1Q26 Revenue increased 8.2% YoY to R$1,012.7 million. Revenue excluding acquisitions increased 7.7%, reaching R$1,008.4 million.
▪	1Q26 Adjusted EBITDA increased 4.0% YoY, reaching R$511.4 million, with an Adjusted EBITDA Margin of 50.5%. Adjusted EBITDA Margin decreased -200 bps YoY. Adjusted EBITDA excluding acquisitions grew 3.7%, reaching R$510.4 million, with an Adjusted EBITDA Margin of 50.6%.
▪	1Q26 Net Income increased 1.8% YoY, reaching R$261.8 million. Basic EPS growth was 3.0% in the same period.
▪	Operating Cash Conversion ratio of 92.5% and a Free Cash Flow of R$376.0 million, with a solid cash position of R$1,332.9 million.
▪	Over 304 thousand users in Afya’s ecosystem.

Table 1: Financial Highlights
	For the three months period ended March 31,
(in thousand of R$)	2026	2026 Ex Acquisitions*	2025	% Chg	% Chg Ex Acquisitions
(a) Revenue	1,012,712	1,008,373	936,360	8.2%	7.7%
(b) Adjusted EBITDA [1]	511,419	510,352	491,971	4.0%	3.7%
(c) = (b)/(a) Adjusted EBITDA Margin	50.5%	50.6%	52.5%	-200 bps	-190 bps
Net income	261,763	-	257,036	1.8%	-
Basic Earnings per Share - in R$	2.88	-	2.79	3.0%	-
*For the three months period ended March 31, 2026, "2026 Ex Acquisitions" excludes: FUNIC (January to March, 2026; Closing of FUNIC was in May 2025).
(1) See more information on "Non-GAAP Financial Measures" (Item 08).

Message from Management

We begin 2026 with another quarter of solid execution, reflecting the consistency of our operating model and our ability to combine growth and cash generation while continuing to invest in Afya’s long-term strategic priorities. In the first quarter, our performance was once again supported by the strength of our Undergraduate segment, disciplined capital allocation and continued progress in expanding our physician-centric ecosystem.

During the quarter, we completed another successful intake cycle across our medical schools, maintaining 100% occupancy and achieving a 4.6% YoY increase in Medical School net average ticket, excluding acquisitions. This performance was supported by the strength of our academic offering, the effectiveness of our unified intake process, and the continued recognition of the Afya brand across Brazil. Revenue growth in the period also benefited from the continued maturation of medical seats and the contribution from recent seat authorization, and the acquisition of FUNIC. Our integrated model remains a key differentiator, helping us attract students and sustain efficient growth across our campuses

In Continuing Education and Medical Practice Solutions, we continued to advance the next phase of our strategy during the quarter. Both segments reflected higher investment levels, mainly in SG&A, product development and engagement initiatives. These investments are part of a broader strategic cycle aimed at strengthening Afya’s ecosystem and

1

unlocking scalable long-term monetization. As our audience and engagement expand, we also reinforce our data advantage, improve users' experience, and build stronger foundations for future B2P and B2B opportunities. At the same time, this more integrated ecosystem continues to support a structurally low customer acquisition cost in Undergraduate, reinforcing an important competitive advantage of our business model. In Continuing Education, this progress was reflected in the growth of Graduate Journey students and B2P revenue growth. In Medical Practice Solutions, we highlight the increase in Clinical Management active payers, together with B2B revenue growth

Our capital allocation remained disciplined throughout the quarter. We further reduced leverage, reinforcing the quality of our capital structure while advancing our strategic priorities and returning value to shareholders. Consistent with this approach, we continued to execute our share repurchase program authorized in 2025, which provides for the repurchase of up to 4,000,000 Class A common shares through December 31, 2026. Since the launch of the program, we have already repurchased over 50% of the total amount authorized. In addition, in March 2026, our Board of Directors approved a cash dividend of R$307.4 million, equivalent to 40% of Afya’s 2025 consolidated net income, corresponding to a dividend amount of US$0.656489 per share. Taken together, these actions underscore our commitment to prudent capital allocation, shareholder remuneration, and long-term value creation.

Looking ahead, we remain focused on executing with consistency, strengthening our ecosystem, and reinforcing Afya’s role as the partner of choice for physicians in Brazil. We believe that our disciplined investment cycle, combined with the strength of our balance sheet, positions us well to deepen engagement across the physician journey, support sustainable growth, and create long-term value for our shareholders.

1.	Key Events in the Quarter

▪	On February 6, 2026, MEC authorized an increase of 63 medical seats for ITPAC – Instituto Tocantinense Presidente Antonio Carlos Porto S.A. (“Afya Abaetetuba”), located in the city of Abaetetuba, in the state of Pará. With this authorization, Afya’s Abaetetuba campus will offer a total of 113 medical seats.

As Afya Cametá—an approved but, non-operating medical school—and Afya Abaetetuba are located within the same health region, Afya Cametá will not become operational, thereby creating the capacity that enabled the approval of 63 additional medical seats at Afya Abaetetuba. With this addition, Afya now has a total of 3,768 approved medical seats across its portfolio.

▪	On March 12, 2026, the Company’s Board of Directors approved dividend distribution in the amount of R$307.4 million, representing 40% of the Company’s consolidated net income for the year ended December 31, 2025 and a dividend per share of R$3.446838, paid in U.S. dollars on April 6, 2026, to the shareholders on record as of the close of business on March 25, 2026. The payment was made at the exchange rate (PTAX) published by the Brazilian Central Bank on March 13, 2026.

2.	Subsequent Events
▪	On May 5, 2026, Moody’s reaffirmed Afya’s credit rating at AAA.br and maintained a stable outlook. The reaffirmation of Afya’s AAA.br rating and stable outlook reflects revenue growth, a track record of above-industry-average margins, very strong credit metrics, exceptional cash generation, and robust liquidity. In addition, Afya’s credit profile reflects a strong competitive position and a predictable financial policy, including proactive liability management and prudent capital allocation, despite its appetite for M&As.

2

3.	2026 Guidance

The Company is reaffirming its 2026 guidance, which assumes the successful acceptance of new students for the first semester of 2026. The guidance for 2026 is defined in the following table:

Guidance for 2026[1]
Revenue	R$ 3,950 mn ≤ ∆ ≤ R$ 4,100 mn
Adjusted EBITDA	R$ 1,700 mn ≤ ∆ ≤ R$ 1,800 mn
CAPEX	R$ 340 mn ≤ ∆ ≤ R$ 380 mn
(1) Excludes any acquisition that may be concluded after the issuance of the guidance.

4.	1Q26 Overview

Segment Information

The Company has three reportable segments as follows:

Undergraduate, previously denominated Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

Medical practice solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

3

Key Revenue Drivers – Undergraduate Programs

Table 2: Key Revenue Drivers	Three months period ended March 31,
	2026	2025	% Chg
Undergraduate Programs
MEDICAL SCHOOL
Operating Seats	3,768	3,543	6.4%
Total Students (end of period)	26,494	25,879	2.4%
Average Total Students	26,494	25,879	2.4%
Average Total Students (ex-Acquisitions)*	26,352	25,879	1.8%
Revenue (Total - R$ '000)	765,925	714,713	7.2%
Revenue (ex-Acquisitions* - R$ '000)	761,596	714,713	6.6%
Medical School Net Avg. Ticket (ex- Acquisitions* - R$/month)	9,634	9,206	4.6%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	31,088	26,134	19.0%
Average Total Students	31,088	26,134	19.0%
Average Total Students (ex-Acquisitions)*	31,087	26,134	19.0%
Revenue (Total - R$ '000)	70,745	62,811	12.6%
Revenue (ex-Acquisitions* - R$ '000)	70,736	62,811	12.6%
OTHER EX- HEALTH UNDERGRADUATE
Total Students (end of period)	39,358	34,995	12.5%
Average Total Students	39,358	34,995	12.5%
Average Total Students (ex-Acquisitions)*	39,358	34,995	12.5%
Revenue (Total - R$ '000)	55,795	49,848	11.9%
Revenue (ex-Acquisitions* - R$ '000)	55,795	49,848	11.9%
Total Revenue
Revenue (Total - R$ '000)	892,465	827,372	7.9%
Revenue (ex-Acquisitions* - R$ '000)	888,127	827,372	7.3%
*For the three months period ended March 31, 2026, "2026 Ex Acquisitions" excludes: FUNIC (January to March, 2026; Closing of FUNIC was in May 2025).

4

Key Revenue Drivers – Continuing Education

Table 3: Key Revenue Drivers	Three months period ended March 31,
	2026	2025	% Chg
Continuing Education
Total Students (end of period)[1]
Residency Journey - Business to Physicians B2P	9,744	12,203	-20.2%
Graduate Journey - Business to Physicians B2P	9,855	8,542	15.4%
Other Courses - B2P and B2B Offerings	36,932	26,164	41.2%
Total Students (end of period)	56,531	46,909	20.5%
Revenue (R$ '000)
Business to Physicians - B2P	74,083	65,444	13.2%
Business to Business - B2B	4,862	5,660	-14.1%
Total Revenue	78,946	71,103	11.0%
(1) The figure above does not contemplate intercompany transactions.

Key Revenue – Medical Practice Solutions

Table 4: Key Revenue Drivers	Three months period ended March 31,
	2026	2025	% Chg
Medical Practice Solutions
Active Payers (end of period)
Clinical Decision	154,101	163,071	-5.5%
Clinical Management	46,707	40,324	15.8%
Total Active Payers (end of period)	200,808	203,395	-1.3%
Monthly Active Users (MaU)
Total Monthly Active Users (MaU)	220,528	244,518	-9.8%
Revenue (R$ '000)
Business to Physicians - B2P	38,216	37,231	2.6%
Business to Business - B2B	5,210	4,453	17.0%
Total Revenue	43,425	41,684	4.2%

Key Operational Drivers – Users Positively Impacted by Afya

The Users Positively Impacted by Afya represents the total number of medical students from the Undergraduate segment, students from Continuing Education and users from Medical Practice Solutions. For the first quarter of 2026, Afya’s ecosystem reached 303,553 users.

Table 5: Key Revenue Drivers
	1Q26	1Q25	% Chg YoY	4Q25	3Q25	2Q25
Users Positively Impacted by Afya [1]
Undergraduate (Total Medical School Students - End of Period)	26,494	25,879	2.4%	25,556	25,706	25,733
Continuing Education (Total Students - End of Period)	56,531	46,909	20.5%	55,039	50,317	45,505
Medical Practice Solutions (Monthly Active Users)	220,528	244,518	-9.8%	220,051	227,941	230,468
Ecosystem Outreach	303,553	317,306	-4.3%	300,646	303,964	301,706
(1) Ecosystem outreach does not contemplate intercompany figures. Note that there may be overlap in student numbers within the data.

5

Revenue

Revenue for the first quarter of 2026 was R$1,012.7 million, an increase of 8.2% over the same period in the prior year. Excluding acquisitions, Revenue for the three-month period increased by 7.7% YoY to R$1,008.4 million.

The quarter revenue increase was mainly due to higher tickets in medicine courses, the increase in non-medical undergraduate students, the acquisition of FUNIC, and the advancement of the Continuing Education Segment.

Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended March 31,
	2026	2026 Ex Acquisitions*	2025	% Chg	% Chg Ex Acquisitions
Revenue Mix
Undergraduate	892,465	888,127	827,372	7.9%	7.3%
Continuing Education	78,946	78,946	71,103	11.0%	11.0%
Medical Practice Solutions	43,425	43,425	41,684	4.2%	4.2%
Inter-segment transactions	(2,124)	(2,124)	(3,799)	-44.1%	-44.1%
Total Reported Revenue	1,012,712	1,008,373	936,360	8.2%	7.7%
*For the three months period ended March 31, 2026, "2026 Ex Acquisitions" excludes: FUNIC (January to March, 2026; Closing of FUNIC was in May 2025).

Adjusted EBITDA

Adjusted EBITDA for the first quarter of 2026 increased by 4.0% to R$511.4 million, up from R$492.0 million in the same period of the prior year, with the Adjusted EBITDA Margin reducing by -200 basis points to 50.5%.

The reduction in Adjusted EBITDA Margin was primarily driven by higher costs and expenses in the Continuing Education and Medical Practice Solutions segments, mainly reflecting (a) lower gross margin compared with the first quarter of 2025; and (b) higher payroll, sales, and marketing expenses associated with the ongoing investment cycle in both segments.

6

Table 7: Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period ended March 31,
	2026	2025	% Chg
Net income	261,763	257,036	1.8%
Net financial result	94,350	94,994	-0.7%
Income taxes expense	42,454	24,782	71.3%
Depreciation and amortization	93,077	91,755	1.4%
Interest received [1]	13,547	14,532	-6.8%
Income share associate	(4,967)	(4,285)	15.9%
Share-based compensation	11,149	6,963	60.1%
Non-recurring expenses:	46	6,194	-99.3%
- Integration of new companies [2]	-	5,970	n.a.
- M&A advisory and due diligence [3]	-	88	n.a.
- Expansion projects [4]	-	124	n.a.
- Restructuring expenses [5]	46	12	283.3%
Adjusted EBITDA	511,419	491,971	4.0%
Adjusted EBITDA Margin	50.5%	52.5%	-200 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Financial information for 2025 is unaudited.

Net Income

Net Income for the first quarter of 2026 totaled R$261.8 million, representing a 1.8% YoY increase. This growth reflects stronger operating performance, partially offset by an additional CSLL provision related to the OECD’s Pillar Two global minimum tax.

Basic EPS for the three-month period ended March 31, 2026, reached R$2.88. An increase of 3.0% YoY, reflecting the higher Net Income and our capital allocation strategy.

Table 8: Net Income and Basic Earnings Per Share
(in thousands of R$, except for earnings per share)	For the three months period ended March 31,
	2026	2025	% Chg
Net income	261,763	257,036	1.8%
Basic earnings per share - in R$ [1]	2.88	2.79	3.0%
(1) Basic earnings per share is calculated as net income attributable to Owners of the Company divided by the weighted average number of outstanding shares during the period.

Cash and Debt Position

As of March 31, 2026, Cash and Cash Equivalents totaled R$1,332.9 million, representing a 15.4% increase from March 31, 2025. Afya reduced its Net Debt, excluding the effect of IFRS 16, to R$1,151.3 million, a decrease of R$372.8 million compared to March 31, 2025. This reduction was achieved through solid Cash Flow from Operating Activities, despite the business combination with FUNIC, dividend payment, and Afya’s ongoing share repurchase program.

For the three-month period ended March 31, 2026, Afya generated R$473.2 million in Cash Flow from Operating Activities, up from R$470.2 million in the same period of the previous year, an increase of 0.6% YoY. The Operating Cash Conversion Ratio reached 92.5%.

7

Table 9: Operating Cash Conversion Ratio Reconciliation	For the three months period ended March 31,
(in thousands of R$)	Considering the adoption of IFRS 16
	2026	2025	% Chg
(a) Net cash flows from operating activities	466,796	463,850	0.6%
(b) Income taxes paid	6,357	6,386	-0.5%
(c) = (a) + (b) Cash flow from operating activities	473,153	470,236	0.6%

(d) Adjusted EBITDA	511,419	491,971	4.0%
(e) Non-recurring expenses:	46	6,194	-99.3%
- Integration of new companies [1]	-	5,970	-100.0%
- M&A advisory and due diligence [2]	-	88	-100.0%
- Expansion projects [3]	-	124	-100.0%
- Restructuring Expenses [4]	46	12	283.3%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	511,373	485,777	5.3%
(g) = (c) / (f) Operating cash conversion ratio	92.5%	96.8%	-430 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.

The following table shows more information regarding the cost of debt for 2026, considering loans and financing and accounts payable to selling shareholders. Afya’s capital structure remains solid, with a conservative leveraging position and a low cost of debt. Afya’s Net Debt (excluding the effect of IFRS16) divided by Adjusted EBITDA mid guidance is 0.7x, marking an impressive reduction from 0.9x in the same period of the prior year, reinforcing Afya’s accelerated deleveraging trend.

Table 10: Gross Debt and Average Cost of Debt
(in millions of R$)	For the closing of the three months period ended in March 31,
					Cost of Debt
	Gross Debt		Duration (Years)		Per year		%CDI²
	2026	2025	2026	2025	2026	2025	2026	2025
Loans and financing: Softbank	-	850	-	1.1	-	8.6%	-	69%
Loans and financing: Debentures	1,594	513	3.9	2.3	15.5%	14.6%	106%	115%
Loans and financing: Others	-	328	-	0.5	-	14.7%	-	115%
Loans and financing: IFC	530	522	2.8	3.6	15.8%	14.0%	108%	110%
Accounts payable to selling shareholders	360	466	4.2	3.6	14.6%	12.7%	100%	100%
Total¹| Average	2,484	2,679	3.7	2.2	15.4%	12.2%	105%	97%
(1) Total amount refers only to the "Gross Debt" columns.
(2) Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference: 1Q26: ~14.65% p.y. and for 1Q25: ~14.15% p.y.

8

Table 11: Cash and Debt Position
(in thousands of R$)
	1Q26	FY2025	% Chg	1Q25	% Chg
(+) Cash and Cash Equivalents	1,332,866	1,125,381	18.4%	1,154,888	15.4%
Cash and Bank Deposits	25,796	15,470	66.7%	3,508	635.3%
Cash Equivalents	1,307,070	1,109,911	17.8%	1,151,380	13.5%
(-) Loans and Financing	2,124,512	2,054,267	3.4%	2,212,674	-4.0%
Current	132,099	60,668	117.7%	373,275	-64.6%
Non-Current	1,992,413	1,993,599	-0.1%	1,839,399	8.3%
(-) Accounts Payable to Selling Shareholders	359,667	440,597	-18.4%	466,341	-22.9%
Current	57,325	110,640	-48.2%	191,698	-70.1%
Non-Current	302,342	329,957	-8.4%	274,643	10.1%
(-) Other Short and Long Term Obligations	-	-	n.a.	-	n.a.
(=) Net Debt (Cash) excluding IFRS 16	1,151,313	1,369,483	-15.9%	1,524,127	-24.5%
(-) Lease Liabilities	1,077,075	1,065,746	1.1%	989,184	8.9%
Current	55,478	55,772	-0.5%	47,762	16.2%
Non-Current	1,021,597	1,009,974	1.2%	941,422	8.5%
Net Debt (Cash) with IFRS 16	2,228,388	2,435,229	-8.5%	2,513,311	-11.3%

CAPEX

Capital expenditure consists of the purchase of property and equipment and intangible assets, including expenditure mainly related to the expansion and maintenance of Afya’s campuses and headquarters, leasehold improvements, and the development of new solutions in Medical Practice Solutions and content in Continuing Education.

For the three-month period ended March 31, 2026, CAPEX totaled R$44.8 million, representing 4.4% of Afya’s Net Revenue, including an acceleration in intangible investments in the first quarter associated with the ongoing investment cycle in Continuing Education and Medical Practice Solutions.

Table 12: CAPEX
(in thousands of R$)	For the three months period ended March 31,
	2026	2025	% Chg
Property and equipment	12,762	38,477	-66.8%
Intangible assets	32,016	17,735	80.5%
CAPEX	44,778	56,212	-20.3%
% of Revenue	4.4%	6.0%	-160 bps

9

5.	Conference Call and Webcast Information
When:	May 7, 2026 at 5:00 p.m. EST.
Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, IR Director

Webcast: https://afya.zoom.us/j/98271618661

OR

Dial-in:

Brazil: +55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237 or +55 11 4680 6788 or +55 11 4700 9668.

United States: +1 346 248 7799 or +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 646 931 3860 or +1 669 444 9171 or +1 669 900 6833 or +1 689 278 1000 or +1 719 359 4580 or +1 929 205 6099 or +1 253 205 0468 or +1 253 215 8782 or +1 301 715 8592 or +1 305 224 1968 or +1 309 205 3325 or +1 312 626 6799.

Webinar ID: 982 7161 8661

Other Numbers: https://afya.zoom.us/u/aRK0ROGaH

6.	About Afya Limited (Nasdaq: AFYA; B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career. For more information, please visit www.afya.com.br.

7.	Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward-looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our capacity to increase tuition prices; our ability to anticipate and meet the evolving needs of students and teachers; our capacity to source and successfully integrate acquisitions; as well as general market, political, economic, and business conditions. Additionally, these statements include financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. These statements are not guarantees of future performance and undue reliance should not be placed on them.

The Company assumes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances occurring after its publication, nor to incorporate new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from those expressed or implied by the forward-looking statements we make.

10

Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date they are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent annual report on Form 20-F. These documents are available in the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

8.	Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with IFRS accounting standards as issued by the International Accounting Standards Board—IASB, Afya presents Adjusted EBITDA and Operating Cash Conversion Ratio which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result, plus income taxes expense, plus depreciation and amortization, plus interest received on late payments of monthly tuition fees, plus share-based compensation, plus/minus income share associate, plus/minus non-recurring expenses/income. Operating Cash Conversion Ratio is calculated as the Cash flow from Operating Activities plus income taxes paid, minus/plus non-recurring expenses/income divided by Adjusted EBITDA.

The non-GAAP supplemental financial measures are provided with the intend to help investors in assessing the overall performance of Afya’s business regarding its core operations, cash generation and profitability. The non-GAAP financial measures described in this release are not substitutes for the IFRS measures. In addition, the calculations of Adjusted EBITDA and Operating Cash Conversion Ratio are not standardized financial measures and may differ from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

9.	Investor Relations Contact

E-mail: ir@afya.com.br

11

10.	Financial Tables

Unaudited interim condensed consolidated statements of financial position

As of March 31, 2026 and December 31, 2025

(In thousands of Brazilian reais)

	March 31, 2026	December 31, 2025
Assets	(unaudited)
Current assets
Cash and cash equivalents	1,332,866	1,125,381
Trade receivables	777,975	717,373
Recoverable taxes	21,572	13,429
Income taxes recoverable	25,833	23,046
Other assets	66,179	62,947
Total current assets	2,224,425	1,942,176

Non-current assets
Trade receivables	41,567	34,985
Deferred tax assets	4,676	12,552
Other assets	129,553	125,480
Investment in associate	50,607	46,518
Property and equipment	699,016	711,485
Right-of-use assets	902,538	896,758
Intangible assets	5,573,118	5,587,980
Total non-current assets	7,401,075	7,415,758
Total assets	9,625,500	9,357,934

Liabilities
Current liabilities
Trade payables	134,138	123,581
Loans and financing	132,099	60,668
Lease liabilities	55,478	55,772
Accounts payable to selling shareholders	57,325	110,640
Advances from customers	151,115	158,035
Dividends payable	308,332	192
Labor and social obligations	245,680	217,526
Taxes payable	37,385	36,043
Income taxes payable	117,657	112,638
Other liabilities	7,758	8,946
Total current liabilities	1,246,967	884,041

Non-current liabilities
Loans and financing	1,992,413	1,993,599
Lease liabilities	1,021,597	1,009,974
Accounts payable to selling shareholders	302,342	329,957
Taxes payable	74,459	77,487
Income taxes payable	26,358	-
Provision for legal proceedings	131,832	128,220
Other liabilities	42,985	43,471
Total non-current liabilities	3,591,986	3,582,708
Total liabilities	4,838,953	4,466,749

Equity
Share capital	17	17
Additional paid-in capital	2,319,509	2,320,422
Treasury shares	(372,786)	(306,010)
Share-based compensation reserve	213,964	202,815
Retained earnings	2,584,194	2,634,552
Equity attributable to the owners of the Company	4,744,898	4,851,796
Non-controlling interests	41,649	39,389
Total equity	4,786,547	4,891,185
Total liabilities and equity	9,625,500	9,357,934

12

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three-month periods ended March 31, 2026 and 2025

(In thousands of Brazilian reais, except for earnings per share information)

	March 31, 2026	March 31, 2025
	(unaudited)	(unaudited)

Revenue	1,012,712	936,360
Cost of services	(314,649)	(282,639)
Gross profit	698,063	653,721

Selling, general and administrative expenses	(287,661)	(264,942)
Allowance for expected credit losses	(17,843)	(16,558)
Other income	4,871	2,506
Other expenses	(3,830)	(2,200)

Operating income	393,600	372,527

Finance income	53,297	43,481
Finance expenses	(147,647)	(138,475)
Net finance result	(94,350)	(94,994)

Share of profit of equity-accounted investee, net of tax	4,967	4,285

Income before income taxes	304,217	281,818

Income taxes expenses
Current	(34,578)	(31,928)
Deferred	(7,876)	7,146

Net income	261,763	257,036

Other comprehensive income	-	-

Total comprehensive income	261,763	257,036

Net income / total comprehensive income attributable to:
Owners of the Company	257,019	251,999
Non-controlling interests	4,744	5,037
	261,763	257,036

Basic earnings per common share	2.88	2.79
Diluted earnings per common share	2.85	2.76

13

Unaudited interim condensed consolidated statements of cash flows

For the three-month periods ended March 31, 2026 and 2025

(In thousands of Brazilian reais)

	March 31, 2026	March 31, 2025
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	304,217	281,818
Adjustments to reconcile income before income taxes
Depreciation and amortization expenses	93,077	91,755
Write-off of property and equipment	362	305
Allowance for expected credit losses	17,843	16,558
Share-based compensation expenses	11,149	6,963
Net foreign exchange differences	893	476
Accrued interest	86,895	76,939
Accrued interest on lease liabilities	30,211	29,563
Share of profit of equity-accounted investee, net of tax	(4,967)	(4,285)
Provision (reversal) for legal proceedings	5,409	408

Changes in assets and liabilities
Trade receivables	(85,027)	(55,632)
Recoverable taxes	(10,930)	(6,392)
Other assets	(6,965)	(6,131)
Trade payables	10,557	1,893
Taxes payable	1,362	10,787
Advances from customers	(6,920)	214
Labor and social obligations	28,154	29,774
Provision for legal proceedings	(1,259)	-
Other liabilities	(908)	(4,777)
	473,153	470,236
Income taxes paid	(6,357)	(6,386)
Net cash flows from operating activities	466,796	463,850

Investing activities
Acquisition of property and equipment	(12,762)	(38,477)
Acquisition of intangibles assets	(32,016)	(17,735)
Dividends received	-	5,598
Acquisition of assets and subsidiaries, net of cash acquired	(65,005)	(65,162)
Payments of interest	-	(14,536)
Net cash flows used in investing activities	(109,783)	(130,312)

Financing activities
Payments of principal of loans and financing	(5,254)	(769)
Payments of interest	(28,087)	(44,980)
Payments of principal of lease liabilities	(13,792)	(11,904)
Payments of interest of lease liabilities	(32,200)	(29,167)
Treasury shares repurchase	(69,511)	-
Proceeds from exercise of stock options	1,930	1,622
Dividends paid	(1,721)	(3,991)
Net cash flows from (used in) financing activities	(148,635)	(89,189)
Net foreign exchange differences	(893)	(476)
Net increase (decrease) in cash and cash equivalents	207,485	243,873
Cash and cash equivalents at the beginning of the period	1,125,381	911,015
Cash and cash equivalents at the end of the period	1,332,866	1,154,888

14